

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Wangchun Ye
Chief Executive Officer
OneConnect Financial Technology Co., Ltd.
55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People's Republic of China

      Re: OneConnect Financial Technology Co., Ltd.
          Draft Registration Statement on Form F-1
          Submitted July 17, 2020
          CIK No. 0001780531

Dear Dr. Ye:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Shuang Zhao, Esq.